Exhibit 3.3

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EOS SENOLYTIX, INC.

EOS SENOLYTIX, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A. The name of the Corporation is EOS SENOLYTIX, INC. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 15, 2024. The name of the Corporation has not changed since the filing of the original Certificate of Incorporation.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware by a joint written consent of the Board of Directors and the stockholders of the Corporation in accordance with Sections 141(f) and 228 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, EOS SENOLYTIX, INC. has caused this Amended and Restated Certificate of Incorporation to be signed by Kevin M. Slawin, a duly authorized officer of the corporation, on April 29, 2026.

By:	/s/ Kevin M. Slawin
Name:	Kevin M. Slawin
Title:	Chief Executive Officer

EXHIBIT A

First: The name of this corporation is EOS SENOLYTIX, INC.

Second: Its registered office in the State of Delaware is to be located at 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle and its registered agent at such address is Corporation Service Company.

Third: The purpose or purposes of EOS SENOLYTIX, INC. (the “Corporation”) shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

Fourth: Authorized Shares. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of Common Stock authorized to be issued is 11,000,000 shares, $0.00001 par value per share, 10,000,000 of which are designated “Class A Common Stock” and 1,000,000 of which are designated “Class B Common Stock”. The total number of shares of Preferred Stock authorized to be issued is 2,000,000 shares, $0.00001 par value per share, 1,900,000 of which are designated as “Series A Preferred Stock”.

Fifth: Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The board of directors of the Corporation (the “Board”) is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the DGCL. The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock. There is hereby created a series of Preferred Stock designated as “Series A Preferred Stock” having the rights, preferences and privileges set forth herein.

Sixth: Identical Rights. Except as otherwise provided in this Certificate of Incorporation (the “Certificate”) or required by applicable law, (i) shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the Corporation but excluding voting as described in Section 7 below), share ratably and be identical in all respects as to all matters, and (ii) shares of Common Stock and Series A Preferred Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, but excluding liquidation, dissolution or winding up of the Corporation as described in Section 8 below and voting as described in Section 7 below), including:

(a) Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock and Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock and Series A Preferred Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock or Series A Preferred Stock treated adversely, voting separately as a class;

(b) The Corporation shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Corporation unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock (including shares of Class A Common Stock into which Series A Preferred Stock would convert); provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, (A) a dividend payable in shares of Class B Common Stock, or rights to acquire shares of Class B Common Stock, are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date, and (B) a dividend payable in shares of Series A Preferred Stock, or rights to acquire shares of Series A Preferred Stock, are declared and paid to the holders of Series A Preferred Stock at the same rate and with the same record date and payment date, (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock, or rights to acquire shares of Class A Common Stock, are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date, and (iii) dividends or other distributions payable in shares of Series A Preferred Stock or rights to acquire shares Series A Preferred Stock may be declared and paid to the holders of Series A Preferred Stock without the same dividend or distribution being declared and paid to the holders of any class of Common Stock if, and only if, a dividend payable in shares of Common Stock, or rights to acquire shares of Common Stock, are declared and paid to the holders of Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Corporation from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock and holders of Series A Preferred Stock; and

(c) If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, Class B Common Stock, or Series A Preferred Stock, then the outstanding shares of all Common Stock and Series A Preferred Stock will be subdivided or combined in the same proportion and manner.

Seventh: Voting Rights.

(a) Common Stock.

(i) Class A Common Stock. Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(ii) Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to ten votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(b) Series A Preferred Stock. Each holder of shares of Series A Preferred Stock will be entitled to one vote for each share of Class A Common Stock into which each share of Series A Preferred Stock would convert held by such holder at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(c) General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock, Class B Common Stock, Series A Preferred Stock, and any other series of Preferred Stock entitled to vote, will vote together and not as separate series or classes, provided that all votes and/or written consents of the stockholders of the Corporation shall take into account the voting power of each class or series of Common Stock and Preferred Stock then issued and outstanding.

(d) Authorized Shares. The number of authorized shares of Common Stock or any class thereof may be increased or decreased (but not below the aggregate of (i) the number of shares of Common Stock then outstanding and (ii) or as otherwise required by Section 11) and/or the number of authorized shares of Preferred Stock or any class thereof may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding), in each case by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock, Class B Common Stock, and Preferred Stock (including Series A Preferred Stock), voting together as a single class.

(e) Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the holders of a majority of the voting power of the Class A Common Stock, Class B Common Stock, and the Series A Preferred Stock, voting together as a single class, shall be entitled to elect, remove and replace all directors of the Corporation.

Eighth: Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of Common Stock, an amount per share equal to Series A Issue Price plus any declared but unpaid dividends on such share (the “Series A Liquidation Preference”). After payment of the Series A Liquidation Preference, the remaining assets of the Corporation legally available for distribution shall be distributed to the holders of Common Stock.

Ninth: Conversion of the Class B Common Stock. The Class B Common Stock will be convertible into Class A Common Stock as follows:

(a) With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

(i) on the occurrence of a Transfer of such shares of Class B Common Stock, other than a Permitted Transfer; and

(ii) on the affirmative election of such holder.

(b) On the occurrence of the conversion events specified in Section 9(a) above, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

Tenth: Conversion of the Series A Preferred Stock. The Series A Preferred Stock will be convertible into Class A Common Stock as follows:

(a) Automatic Conversion. With respect to any holder of Series A Preferred Stock, each share of Series A Preferred Stock held by such holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, immediately prior to the consummation of a Liquidity Event, unless otherwise provided for in the definitive written agreement(s) providing for such Liquidity Event.

(b) Optional Conversion. At any time following the expiration of the financing period contemplated by that certain Confidential Private Placement Memorandum, dated as of April 24, 2026, and prior to any automatic conversion of the Series A Preferred Stock described in Section 10(a), each holder of Series A Preferred Stock shall have the right, at such holder’s option, to convert all or any portion of such holder’s shares of Series A Preferred Stock into fully paid and nonassessable shares of Class A Common Stock at a conversion rate of one (1) share of Class A Common Stock for each one (1) share of Series A Preferred Stock so converted; provided, however, that notwithstanding the foregoing, such optional conversion may occur prior to the expiration of such financing period if such conversion is in connection with (i) a Liquidity Event in which the stockholders of the Corporation receive cash consideration in exchange for their shares, or (ii) a sale by the Corporation of all or substantially all of its assets in which the stockholders of the Corporation will indirectly receive cash consideration.

(c) On the occurrence of the conversion events specified in Section 10(a) or (b) above, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Series A Preferred Stock, if any such certificates have been issued, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the occurrence of such automatic or optional conversion of the Series A Preferred Stock, the holders of Series A Preferred Stock so converted will surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Series A Preferred Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Series A Preferred Stock surrendered were convertible on the date on which such automatic or optional conversion occurred.

Eleventh: Reservation of Stock Issuable Upon Conversion and Exercise of Warrants. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting (a) the conversion of the shares of the Class B Common Stock and Series A Preferred Stock, as applicable, and (b) the exercise of all warrants to purchase shares of Class A Common Stock issued by the Corporation (such warrants, the “Warrants”), such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and Series A Preferred Stock, and the exercise in full of all outstanding Warrants. If at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock and Series A Preferred Stock, and the exercise in full of all then-outstanding Warrants, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purposes. The Corporation shall not reduce the number of authorized shares of Class A Common Stock to a number less than the sum of (i) the number of shares of Class A Common Stock then-outstanding, (ii) the number of shares of Class A Common Stock issuable upon conversion of all then-outstanding shares of Class B Common Stock and Series A Preferred Stock, and (iii) the maximum number of shares of Class A Common Stock issuable upon exercise of all then-outstanding Warrants.

Twelfth: Series A Preferred Stock Clawback; Conversion for Non-Funding. If a purchaser of Series A Preferred Stock fails to fund all or any portion of the balance of such purchaser’s commitment to purchase Series A Preferred Stock when and as required pursuant to the definitive subscription agreement and related offering documents (such purchaser’s “Subscription Agreement”), then (a) a portion of the shares of Series A Preferred Stock issued to such purchaser upon funding the initial twenty percent (20%) of such commitment shall be clawed back and forfeited (and the Corporation may cancel such shares for no consideration) in an amount equal to (i) 20%, multiplied by (ii) the amount that such purchaser failed to transfer to the Corporation or its designee when due pursuant to such purchaser’s Subscription Agreement, divided by, (iii) such purchaser’s total committed purchase amount pursuant to its Subscription Agreement, multiplied by (iv) the total number of shares of Series A Preferred Stock issued to such purchaser upon such initial funding pursuant to the Subscription Agreement (that is, twenty percent (20%) of the total number of shares of Series A Preferred Stock contemplated by the initial and subsequent fundings under the Subscription Agreement), and (b) any remaining shares of Series A Preferred Stock held by such purchaser issued upon such initial funding shall automatically convert into an equivalent number of shares of Class A Common Stock. The forfeiture, cancellation, and conversion of shares described in this Section 12 shall constitute liquidated damages, and not a penalty, payable to the Corporation as compensation for the damages resulting from such purchaser’s failure to fund when and if due and payable the purchaser’s Subscription Agreement. Each purchaser of Series A Preferred Stock acknowledges and agrees that (1) the actual damages to the Corporation resulting from such failure to fund would be difficult or impossible to determine with precision, (2) the remedies set forth in this Section 12 represent a reasonable estimate of the damages likely to be suffered by the Corporation as a result of such failure, and (3) such remedies are the Corporation’s sole and exclusive remedy with respect to such purchaser’s failure to fund.

Thirteenth: Definitions.

(a) “Change in Control” means (i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) of more than 50% (on a fully diluted basis) of the combined voting power of the then-outstanding voting securities of the Corporation; provided, however, that the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Corporation or any of its affiliates, (B) any acquisition by any employee benefit plan sponsored or maintained by the Corporation or any subsidiary, or (C) the acquisition of securities pursuant to an offer made to the general public through a registration statement filed with the United States Securities Exchange Commission (the “SEC”); or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to any person other than an affiliate of the Corporation.

(b) “Liquidity Event” means (i) a Change in Control or (ii) the consummation of a public offering (whether initial public offering, direct listing, a SPAC transaction or otherwise) of Class A Common Stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended.

(c) “Permitted Transfer” means any Transfer (as defined herein) of a share of Class B Common Stock to (i) such Class B Common Stockholder’s spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, “Family Members”), (ii) a trust under which the distribution of Class B Common Stock may be made only to such Class B Common Stockholder and/or any Family Member of such Class B Common Stockholder, (iii) a charitable remainder trust, the income from which will be paid to such Class B Common Stockholder during his or her life, (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Class B Common Stockholder and/or Family Members of such Class B Common Stockholder, or (v) by will or by the laws of intestate succession, to such Class B Common Stockholder’s executors, administrators, testamentary trustees, legatees, or beneficiaries.

(d) “Permitted Transferee” means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

(e) “Series A Issue Price” shall mean the cash consideration per share received by the Corporation in the first issuance of Series A Preferred (as appropriately adjusted for any stock split, stock dividend, combination, recapitalization or similar event affecting such shares).

(f) “Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Common Stock or Preferred Stock owned by a person or any interest (including a beneficial interest) in any Common Stock or Preferred Stock owned by a Person. “Transfer” when used as a noun shall have a correlative meaning. “Transferor” and “Transferee” mean a Person who makes or receives a Transfer, respectively.

Fourteenth: Board; Stockholders. For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

(a) The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the By-laws, subject to any restrictions which may be set forth in this Certificate;

(b) The board of directors is expressly authorized and empowered to adopt, amend or repeal the By-laws or adopt new By-laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the Board, and any powers thereby conferred, may be amended, altered or repealed by a majority of the voting power of the Class A Common Stock and the Class B Common Stock, voting as a single class;

(c) The directors of the Corporation need not be elected by written ballot unless the By-laws so provide;

(d) Special meetings of the stockholders may be called only by (i) at least a majority of the voting power of the Class A Common Stock and Class B Common Stock, voting together as a single class, (ii) by the Board pursuant to a resolution adopted by a majority of the entire Board, (iii) the chairperson of the Board or (iv) the chief executive officer of the Corporation; and

(e) Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation entitled to vote thereon were present and voted.

Fifteenth: Liability.

(a) The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law.

(b) To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through By-law provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Section 15 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

(c) Any repeal or modification of this Section 15 shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Section 15 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

Sixteenth: Term. The corporation is to have perpetual existence.

Seventeenth: No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

Eighteenth: Indemnification. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment, repeal or modification of this Section 18 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Nineteenth: Amendments. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate or the By-laws, from time to time, to amend, alter or repeal any provision of this Certificate in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate or any amendment thereof are conferred subject to such right.

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